Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended September 30, 2008	Year Ended December 31
		2007	2006	2005	2004	2003
Income before taxes	$232,459	$210,631	$176,387	$162,859	$89,518	$36,968
Interest expense	$16,444	$17,287	$10,247	$6,048	$2,067	$1,414
Capitalized interest	$15,461	$18,104	$ 9,339	-	-	-
Earnings	$248,903	$227,918	$186,634	$168,907	$91,585	$38,382
Ratio of earnings to fixed charges	7.8	6.4	9.5	27.9	44.3	27.1

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.